UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of AUGUST, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  August 29, 2007                     /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman

                               HALO RESOURCES LTD.
                             #2900A - 25 KING STREET
                                YORK, ON M9N 1K8
                     TEL: (416) 368-7045 FAX: (416) 368-9805
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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          HALO REPORTS 12 M THICK MINERALIZED ZONE GRADING 3.66% ZINC
                        AT PARK LAKE COPPER-ZINC DEPOSIT


TORONTO, ONTARIO, AUGUST 29, 2007 -- LYNDA BLOOM, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce completion of 1,950 m of drilling in the first of four drill holes completed at the Park Lake copper-zinc deposit.

                                   HIGHLIGHTS

* DRILLING AT PARK LAKE INTERSECTS UP TO 17.9 M GRADING 2.5%ZN AND 12M GRADING 3.7% ZINC
* ZINC-RICH LENS 12 TO 28 M THICK CONFIRMED OVER 250 M DOWNDIP BY FOUR HALO AND HBED HOLES


"The impressive widths of the Park Lake mineralization have been confirmed by three holes that targeted a mineralized zone identified by HBED in the 1980s", says Lynda Bloom, President & CEO. "We plan additional drilling at Park Lake during the winter to further delineate the ore zones and advance this project to a 43-101 compliant resource calculation as soon as possible"

Halo's recent drilling at Park Lake demonstrates the continuity of the thicker zinc-rich ore below approximately 300 m from surface. The majority of the intersections reported by HBED above 300 m average 10 m in thickness whereas deeper intersections have proven to be considerably thicker, such as 17.9 m in Halo drill hole DH38 and 28 m in HBED hole PAR65 with an average grade of 1.9% zinc and 0.75% copper.

Park Lake is the third of six known deposits on the Sherridon VMS property to be drilled by Halo in 2007 and massive sulphide mineralization has been confirmed at all of Park Lake, Jungle Lake and Bob Lake deposits. Drilling continues at the Cold Lake deposit.

TECHNICAL HIGHLIGHTS

Results from drill holes completed at the Park Lake deposit are reported in the assay table.

Holes DH36, 37 and 38 were drilled on section 5000E to intersect the Park Lake sulphide lens over a downdip distance of 180 m to test continuity of the mineralization in the vicinity of Hudson Bay Exploration and Development Company Limited (HBED) drill holes. Grades and thicknesses intersected by Halo are comparable or better than historical drill results.

--------------------------------------------------------------------------------
 HOLE     DIP/AZIMUTH          FROM        TO      INTERVAL    CU       ZN
                                (m)        (m)       (m)       (%)      (%)
--------------------------------------------------------------------------------
 DH36     80(0)/200(0)         413.3      425.5      12.2      0.29     3.66
--------------------------------------------------------------------------------
 DH37     62(0)/200(0)         360.5      367.5       7.1      0.13     2.85
             and               372.8      377.0       4.3      0.33     4.32
             and               389.8      392.9       3.0      1.83     1.67
--------------------------------------------------------------------------------
 DH38        90(0)             531        548.9      17.9      0.48      2.48
--------------------------------------------------------------------------------
* Widths may be overstated by up to 10% in vertical holes due to orientation of the sulphide lenses.

DH35 was drilled approximately 75 m outside the HBED resource envelope and did not intersect mineralization. Sample results for DH37 between 392.9 m and the end of the hole at 425 m have not been received and the full extent of the copper mineralization (1.83% copper over 3.0 m) is not known at this time.

Sampling, assaying and quality control procedures are consistent with those reported in the Technical Background of the press release issued February 15, 2007. The above information has been prepared under the supervision of Eckart Buhlman, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data.


ABOUT THE PARK LAKE DEPOSIT
The Park Lake deposit was discovered in 1959 by Hudson Bay Exploration & Development Co. Ltd. (HBED). Historical resource estimates calculated by HBED on the Park Lake deposit are 6.14 million tonnes grading 0.42% copper and 2.16% zinc. All resources stated in this press release are historical in nature. Although the resource estimations are believed to be reliable, they were calculated prior to the implementation of National Instrument 43-101. Halo and its Qualified Persons have not done sufficient work to reclassify the historical estimates as current mineral resources. Halo is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon. More recent estimates or data are not available to Halo.

Mineralization occurs in four lenses and is composed of both solid and disseminated sulphide zones with medium- to coarse-grained crystalline pyrite and interstitial blebs of pyrrhotite, sphalerite, and chalcopyrite. It has a known west-northwest strike length of 365m and an average thickness of 6m. It dips to the north at 45 degrees and is open at depth. It has been drilled to a maximum vertical depth of 670m.

Halo has the option to earn 100 percent interest in the Park Lake deposit from HBED through a series of cash and share payments and escalating work commitments as detailed in the option agreement.

ABOUT THE SHERRIDON VMS PROPERTY
The Sherridon VMS Property covers an area of over 20,876 hectares and hosts the past-producing Sherridon Mine that was operated by Sherritt Gordon Mines from 1933 to 1950 and produced 7.7 million tonnes of ore grading 2.46%copper and 0.8% zinc. Results from an airborne geophysical survey completed in the summer of 2006 identified an additional 122 targets. The property is located only 70 km northeast of the mining and metallurgical complex in Flin Flon operated by HudBay Minerals Inc. Future development of the property is facilitated by the presence of an all-weather road and railroad access as well as a power line and communications tower.

For further information, please contact:
Lynda Bloom, President & CEO or Marc Cernovitch, Chairman
Halo Resources Ltd.
Tel: 416-368-7045 Fax: 416-368-9805
Toll Free: 1-866-841-0068 lbloom@halores.com


ABOUT HALO RESOURCES LTD.
Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that is a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

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________________________________________________________________________________

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release presents "forward looking information" within the meaning of the applicable Canadian securities laws that involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, information with respect to the proposed private placement. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to financings; risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information referenced herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.

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